UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,

Surquillo, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

AENZA ANNOUNCEMENT REGARDING UNSOLICITED TENDER

OFFER FROM IG4 CAPITAL INFRASTRUCTURE INVESTMENTS LP

Shareholders Advised to REFRAIN FROM TENDERING Pending Review

Lima, Perú: AENZA S.A.A. (NYSE: AENZ) (BVL: AENZAC1) (the “Company” or “Aenza”) today confirmed that IG4 Capital Infrastructure Investments LP (“IG4”) has commenced an unsolicited tender offer to acquire up to 107,198,601 common shares, par value S/1.00 per share of the Company (“Common Shares”), including Common Shares represented by American Depositary Shares (each of which represents five Common Shares). Shareholders are strongly advised to refrain from tendering any Common Shares or American Depositary Shares until the Board has evaluated the unsolicited tender officer and published its recommendation and reasons for such recommendation.

The Board of Aenza will assess IG4’s offer and advise Aenza shareholders of its recommendation regarding the tender offer within ten business days by making available to shareholders and filing with the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 and making available to shareholders and filing with the Peruvian Superintendencia de Mercado de Valores a report of the Board in accordance with Peruvian securities regulations. Applicable securities laws restrict Aenza’s ability to comment on IG4’s offer until after its Schedule 14D-9 has been filed.

Forward-Looking Statements

Certain statements in this current report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, including future actions that may be taken by IG4 in furtherance of its unsolicited proposal. These and other important factors, including those discussed under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, as well as the Company’s subsequent filings with the Securities and Exchange Commission, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this press release are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Aenza intends to file a solicitation/recommendation statement with respect to the exchange offer with the Securities and Exchange Commission (“SEC”). Security holders are urged to read the solicitation/recommendation statement and other relevant materials if and when they become available because they will contain important information. The solicitation/recommendation statement and other SEC filings made by Aenza may be obtained (when available) without charge at the SEC’s website at www.sec.gov and at the investor relations section of the Aenza website at investorrelations.aneza.com.pe.

For further information:

Investor Relations

Paola Pastor Aragón

Tel.: (51) 951 211 549

E-mail: palola.pastor@aenza.com.pe

Av. Paseo de la República 4667 Sunrquillo, Lima—Perú

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: June 16, 2021